UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 69,566 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan and 4,506 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (151,609 Long Term Incentive Plan 2012 awards have lapsed).

2. The on-market sale of 36,221 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	74,072
		2	AUD $26.50	36,221

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 40,921 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan, 2,651 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments and 13,552 ordinary shares in BHP Billiton Limited following the vesting of tranche one of the FY2014 Transitional Awards. (6,089 FY2014 Transitional Awards have lapsed).

2. The on-market sale of 26,793 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	57,124
		2	AUD $26.50	26,793

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geoff Healy

2	Reason for the notification

a)	Position/status	PDMR (Chief External Affairs Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 49,105 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan and 3,181 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

2. The on-market sale of 24,524 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	52,286
		2	AUD $26.50	24,524

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 45,542 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan and 2,950 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (130,922 FY2012 Long Term Incentive Plan awards have lapsed).

2. The on-market sale of 21,777 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	48,492
		2	AUD $26.50	21,777

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 40,921 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan, 2,651 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments and 11,520 ordinary shares in BHP Billiton Limited following the vesting of tranche one of the FY2014 Transitional Awards. (5,175 FY2014 Transitional Awards have lapsed).

2. The on-market sale of 17,568 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	55,092
		2	AUD $26.50	17,568

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 23,441 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the FY2015 Management Award Plan and 20,124 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Group Short Term Incentive Plan.

2. The on-market sale of 18,293 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	43,565
		2	AUD $26.50	18,293

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Athalie Williams

2	Reason for the notification

a)	Position/status	PDMR (Chief People Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 7,805 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the FY2015 Management Award Plan, 4,689 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Group Short Term Incentive Plan.

2. The acquisition of 17,692 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2015 Short Term Incentive Plan and 1,146 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

3. The on-market sale of 13,140 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	12,494
		2	Nil	18,838
		3	AUD $26.50	13,140

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-08.24 2. 2017-08.24 3. 2017-08.24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 30, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary